RECEIVED
2009 MAY 22 A 11:14

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

12.01 – REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo – SP

SUPPL

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Klabin S.A. and subsidiaries as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders' equity (Company), cash flows, and value added for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by the Company's Management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Klabin S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations, the changes in their shareholders' equity (Company), their cash flows, and the values added in operations for the years then ended, in conformity with Brazilian accounting practices.

4. As mentioned in Note 2, in view of the changes in Brazilian accounting practices in 2008, the individual and consolidated financial statements for the year ended December 31, 2007, presented for comparative purposes, have been adjusted and are being restated as set forth in NPC 12 - Accounting Policies - Changes in Accounting Estimates and Errors.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 10, 2009

[redacted]

09046223

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Grandolpho
Engagement Partner

5/22

13.01 – MANAGEMENT REPORT

To the Shareholders

The Management of the Company herewith submits the Management Report for your appreciation, together with Financial Statements and the Report of the Independent Auditors and Fiscal Board, for the financial year ended on December 31st, 2008.

INITIAL CONSIDERATIONS

Klabin is the largest producer, exporter and recycler of paper for packaging in Latin America. It is the leading Brazilian producer and exporter of kraftliner, accounts for the highest domestic shipment volume of corrugated boxes and multilayered bags and is one of the six largest producers of virgin fiber coated boards in the world. Klabin also supplies wood logs for use in the furniture and construction industries.

Klabin's forestry activities comply with the highest global standards of sustainable development, adopting economically viable forestry management practices and generating results that are socially just and environmentally correct. It has 224,000 hectares of high-yield forests and 187,000 hectares of native forest reserves on both own properties and third-party properties located in the states of Paraná, Santa Catarina and São Paulo.

Klabin has 17 industrial plants in Brazil and one in Argentina, with annual installed capacity of 2.0 million metric tons of coated boards and paper. It is present in eight Brazilian states and organized into four business units: Forestry, Paper, Corrugated Boxes and Industrial Bags.

In 2008, Klabin made important changes to its organizational structure. In April, Reinoldo Poernbacher took over as the new chief executive officer and changed the organization's structure. The new structure eliminated the Managing Director positions at the Business Units, providing greater agility and simplifying the decision-making process. The Operations Department was created, which is charged with managing the operations of all business units, improving coordination and integration and maximizing synergies across the various units.

Klabin also created the Projects, Industrial Technology and Supplies Department, which focuses on improving processes and technological innovation, intensifying research and development efforts and adopting more efficient technologies, making it possible to produce products using lower amounts of resources.

The year was marked by the conclusion of the MA-1100 Expansion Project in the Monte Alegre plant. With production capacity of 350 thousand metric tons of coated boards per year, the Paper Machine #9 boosted the Unit's capacity to 1.1 million metric tons per year. This project also brought important technological advances to the Monte Alegre plant. The operational start-up of the new biomass boiler, the last piece of equipment delivered, helped optimize the plant's energy matrix.

The year was marked by operating growth supported by record highs in net revenue, production and sales volume.

The **Forestry Business Unit** developed a more modern and safer new mechanized harvesting system, which reduced tree breaks, facilitated the gathering of forest waste and led to a substantial increase in operating yields.

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

13.01 – MANAGEMENT REPORT

The **Paper Business Unit** developed products with lower grammages that maintain the same technical characteristics, guaranteeing the same quality and resistance as well as improved productivity.

The **Packaging Business Unit** acquired new printers and invested in technologically advanced corrugator machines, increasing production capacity at the Jundiaí, Betim and São Leopoldo units.

The **Industrial Bags Business Unit** continued to invest in automating the product line in order to increase productivity and also developed the production of valve bags with external polyethylene coated sleeves for wheat flour packaging.

STRATEGIES

Klabin's strategy is based on the concept of sustainable value creation, which comes from 110 years of commitment to clients, suppliers, employees, shareholders, the environment and society. With an integrated business model, producing wood, paper for packaging and paper packagings, Klabin is well positioned to compete in different macroeconomic scenarios and circumstances.

In the execution of its strategy, Klabin pursues operating and financial excellence as well as sustainable results as indispensable elements for effectively competing in global markets. To support this execution, Klabin has adopted the use of Economic Value Added (EVA®), a management tool that aligns all the Company's activities in order to create value.

The conclusion of the MA-1100 Expansion Project enabled Klabin to tap new markets with high potential demand for coated boards. The Paper Machine #9 doubled the production capacity of more technically advanced boards, helping to attract new clients in highly competitive markets.

Klabin's products enjoy excellent acceptance in the United States, Europe and Latin America, as well as in China and Singapore, where consumer markets have been driving the packaging industry, with rapid growth and the pursuit of products certified as sustainable. Brazil's largest paper exporter, with products shipped to more than 50 countries, Klabin aims to maintain a 40% share of exports sales volume in 2009.

ECONOMIC SCENARIO

The first half of the year was marked by successive record highs in oil prices combined with an increase in commodity prices and the strengthening of currencies against the U.S. dollar, encouraging imports of packaged goods to the detriment of national producers, including Klabin. This scenario brought significant inflationary pressures and subsequent cost increases in various manufacturing sectors. Brazil obtaining investment grade and the expectation that emerging markets would offset the economic slowdown in developed countries led the benchmark Ibovespa index to over 70,000 points.

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

13.01 – MANAGEMENT REPORT

Starting in the third quarter, there was a rapid reversal in the economic scenario in place up to then, with enormous lack of confidence in the liquidity of borrowers, plunging oil prices and substantial weakening in the Brazilian real. China's cooling demand partially explained the drop in commodity prices. Monetary tightening led to more expensive credit and the Ibovespa sank to 30,000 points.

The foreign exchange rate (sell, end of period), which began the year at R$1.77/US$, reached R$1.56/US$ on the first day of August 2008, and closed the year at R$2.34/US$, for variation of 32% in relation to December 31, 2007. The average foreign exchange rate in the year was R$1.84/US$, equivalent to negative variation of 6% in relation to the average in 2007.

FINANCIAL PERFORMANCE

The Company adopted in its financial statements full compliance with Law 11,638/07, with the regulations issued by the Securities and Exchange Commission of Brazil (CVM) and with Executive Order (MP) 449/08, which amended and introduced new provisions to Law 6,404/76, seeking alignment with international accounting standards (IFRS). The Company's information for fiscal years 2008 and 2007 is presented on a consolidated basis and in millions of Brazilian real, except where stated otherwise.

	2008	2007	Variação %
Receita Bruta	**3.714**	**3.365**	**10%**
Receita Líquida	**3.097**	**2.796**	**11%**
Mercado interno	**2.244**	**2.081**	**8%**
Exportação	**852**	**715**	**19%**
% Exportação	28%	26%	2 pp.
Lucro Bruto	**810**	**926**	**-13%**
Margem Bruta	26%	33%	-7 pp.
EBIT	**325**	**474**	**-31%**
EBITDA	**729**	**718**	**2%**
Margem EBITDA	24%	26%	-2 pp.
EBITDA antes da Lei 11.638/07	**738**	**741**	**0%**
Margem EBITDA antes da Lei 11.638/07	24%	27%	-3 pp.
Lucro Líquido	**(349)**	**604**	-
Lucro Líquido antes da Lei 11.638/07	**(316)**	**621**	-
Volume de vendas (mil t)	**1.579**	**1.437**	**10%**
Mercado interno	**956**	**888**	**8%**
Exportação	**623**	**549**	**13%**
% Exportação	39%	38%	**1 pp.**
Patrimônio Líquido	**2.247**	**2.714**	-17%
Endividamento Líquido	**3.748**	**2.007**	**87%**
Capitalização Total	**6.023**	**4.969**	**21%**
Endividamento Líquido/Capitalização Total	62%	40%	22 pp.
Endividamento Líquido/EBITDA (anualizado)	**5,1**	**2,8**	**84%**

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

13.01 – MANAGEMENT REPORT

In 2008, consolidated sales volume (excluding wood) totaled 1,579 thousand metric tons, 10% higher year on year. Domestic sales grew by 8% while export volume increased by 13%.

Gross revenue (including wood) in the year reached R$3.7 billion, equivalent to US$2.0 billion. Net revenue totaled R$3.1 billion, 11% higher than in 2007. Export revenue accounted for 28% of overall net revenue.

OPERATING INCOME

Cost of goods sold totaled R$2.3 billion in 2008, up 22% year on year, mainly due to volume growth versus the previous year, higher depreciation, a greater share of coated boards in the product mix and higher prices for inputs, notably chemical products, electricity and fuel oil, as well as additional costs arising from difficulties with the operational start-up of the expansion project at the Monte Alegre plant.

Fixed costs, excluding depreciation, suffered a 17% increase due to the addition of direct employees for the new equipment at the Monte Alegre plant, wage increases and the plant's new level of maintenance costs.

Gross profit in 2008 was R$810 million, down 13% on 2007. Gross margin in 2008 was 26%, falling 7 percentage points in relation to 2007.

Selling expenses totaled R$318 million in 2008, up 21% year on year, reflecting the growth in export volume and the higher oil barrel price that directly impacted freight costs, which accounted for 63% of overall selling expenses.

General and administrative expenses totaled R$186 million in 2008, growing by 3% year on year, pressured by the wage increases in the year under the collective bargaining agreement.

Other operating revenue totaled R$19 million, versus an expense of R$7 million in 2007.

Operating cash flow (EBITDA) following the adjustments introduced by Law 11,638/07 was R$729 million, with EBITDA margin of 24%. EBITDA before the effects of Law 11,638/07 was R$738 million, remaining stable in relation to 2007.

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

13.01 – MANAGEMENT REPORT

FINANCIAL RESULT AND INDEBTEDNESS

In 2008, Klabin maintained a comfortable debt profile, with short-term debt accounting for only 9% of overall debt. Of the overall debt, 46% was denominated in local currency and 54% was denominated in foreign currency. The average debt term shortened from 55 months in December 2007 to 48 months in December 2008.

Financiamento (R$ milhões)	31/12/2008 Moeda			31/12/2007 Moeda		
	Local	Estrangeira	Total	Local	Estrangeira	Total
Curto Prazo	396	83	479	145	99	243
Longo Prazo	2.092	2.880	4.972	1.919	1.944	3.862
Endividamento Bruto	**2.488**	**2.963**	**5.451**	**2.063**	**2.042**	**4.106**
Caixa, Apl Fin e Tit e Val Mobiliários			(1.703)			(2.099)
Endividamento Líquido			**3.748**			**2.007**

On December 31, financial investments totaled R$1.7 billion, which exceeds the amortizations coming due over the next 2.5 years.

The impact of the 32% devaluation in the Brazilian real against the U.S. dollar in 2008 (sell, end of period) generated a pre-tax foreign exchange loss with no cash effect of R$674 million, which impacted net income in 2008. The impacts from Brazilian real devaluation should boost export revenue and, over the coming years, more than offset the short-term losses recorded in financial expenses.

The Company's financial strategy continues to focus on maintaining a strong cash position and a debt profile concentrated in the long term.

NET INCOME

Klabin posted a net loss in 2008 of R$349 million. The net loss prior to the adjustments introduced by Law 11,638/07 was R$316 million. The net loss was mainly due to the financial losses arising from the impacts from the devaluation in the Brazilian real against the U.S. dollar.

INVESTMENTS

The investments made in the year are listed below:

R$ milhões	Realizado 2008	Realizado 2007
Florestal	301	307
Papéis	231	1.272
Embalagens	52	31
Sacos Industriais	2	44
Outros	2	20
Total	**587**	**1.674**

13.01 – MANAGEMENT REPORT

In March, complementing the MA-1100 Expansion Project, the Turbo Generator #8 was delivered and at the start of the second half of the year the new Biomass Boiler started operations in Monte Alegre. In September 2008, the MA-1100 Expansion Project was officially inaugurated. Also at Monte Alegre, important investments were made in the plant's shipment area to improve both loading quality and speed for transporting the new production capacity. The paper storage area was expanded, the rail shipment system was revamped in light of the expansion and additional docks were installed for truck loading.

BUSINESS PERFORMANCE

BUSINESS UNIT – FORESTRY

In 2008, Klabin maintained the expansion program of own and third-party forest areas and introduced a new harvesting system in the states of Paraná and Santa Catarina. In addition to improving the harvest process and the production of biomass as an energy source, the system also seeks to increase yields in the forestry operations, reducing the percentage of tree breaks while improving worker safety. The project for the new model required investment of R$77 million and led to a reduction in operating costs.

Klabin handled 8.4 million metric tons of pine and eucalyptus logs and woodchips as well as waste products for energy generation in 2008, representing an increase of 16% versus 2007. Of this amount, 6.1 million metric tons were transferred to the plants located in Paraná, Santa Catarina and São Paulo. The volume of log sales to sawmills and planer mills totaled 2.3 million metric tons in 2008, down 5% year on year, adversely affected by the contraction in the U.S. homebuilding market, which is the main destination of the solid wood exports made by Klabin's clients. To support the planned capacity expansions, Klabin is investing in expanding the forest area. In 2008, 16 thousand hectares were planted on own areas and 6 thousand hectares on third-party areas.

The development of forest areas reached 14 thousand hectares in the regions near the forestry units in Paraná, Santa Catarina and São Paulo, encompassing approximately 4.7 thousand rural producers. Since the beginning of the development programs, 87 thousand hectares have already been planted and the Company has developed 18 thousand producers. With this forestry program, Klabin seeks to increase from 9% to 20% the share of third-party wood in its overall supply by 2012.

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

13.01 – MANAGEMENT REPORT

BUSINESS UNIT – PAPER

The volume of paper and coated boards sales totaled 964 thousand metric tons in the year, up 18% year on year. Net revenue totaled R$1,480 million, increasing by 21% year on year.

Kraftliner sales volume was 458 thousand metric tons in 2008, down 1% on 2007. Net revenue in the year was R$545 million, 3% higher than in 2007. In the first half of the year, the growth in domestic sales volume partially offset the appreciation in the Brazilian real against the U.S. dollar, helping to boost revenue. In 3Q08, the increase in international prices began to decelerate as a result of the international crisis. However, the appreciation in the U.S. dollar against the Brazilian real led to higher international prices denominated in local currency in the period. In 2008, according to Foex data, the average international kraftliner price was US$732/t, 2% higher than the 2007 average.

With the operational start-up of the Paper Machine #9 at the Monte Alegre plant, Klabin's coated boards sales volume reached 506 thousand metric tons, up 43% over 2007. Net revenue came to R$935 million, 35% higher than in 2007.

According to the Brazilian Association of Pulp and Paper Producers (Bracelpa), domestic coated boards sales (excluding liquid packaging boards) grew by 1% to 508 thousand metric tons in 2008. In the same period, Klabin's domestic coated boards market share rose to 18%, up 6 percentage points in relation to 2007. A large part of production from Paper Machine #9 was directed to the export market. Coated boards exports rose to 216 thousand metric tons, 110% higher than in 2007. Exports accounted for 43% of overall sales volume in 2008, versus 29% in the previous year.

BUSINESS UNIT – CORRUGATED BOXES

Preliminary data from the Brazilian Corrugated Boxes Association (ABPO) indicate that shipments of corrugated boxes, sheets and accessories totaled 2.27 million metric tons in 2008, up 1% year on year.

Klabin's shipments of corrugated boxes and sheets reached 446 thousand metric tons, falling 2% against 2007, for market share of 20%. Net revenue totaled R$947 million, growing by 5% versus 2007.

BUSINESS UNIT – INDUSTRIAL BAGS

Preliminary data from the National Cement Manufacturers Union and market estimates indicate that domestic cement sales in 2008 were 14% higher year on year.

Sales volume of industrial bags at the plants in Brazil and Argentina totaled 127 thousand metric tons in 2008, declining by 1% year on year, with net revenue of R$411 million, representing a 5% increase over 2007.

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

13.01 – MANAGEMENT REPORT

CAPITAL MARKETS

Following the trajectory of the benchmark Ibovespa index, which fell 41%, Klabin's preferred stock (KLBN4) declined by 47%. Klabin stock was traded in all trading sessions on the São Paulo Stock Exchange (Bovespa), registering 254 thousand transactions involving 390 million shares, for average daily trading volume of R$7.9 million.

Klabin's capital stock is represented by 917.7 million shares, of which 316.8 million are common shares and 600.9 million are preferred shares.

At the close of 2008, Klabin held in treasury 16.9 million of its preferred shares.

DIVIDENDS

In 2008, R$237 million in dividends were paid, of which R$120 million corresponded to supplementary dividends relative to fiscal year 2007 and R$117 million to interim dividends relative to 2008, drawing on funds in the profit reserve.

RELATIONSHIP WITH INDEPENDENT AUDITORS

The Company's policy for its relations with independent auditors with regard to the provision of services unrelated to the external audit is based on principles that uphold the auditor's independence. During fiscal year 2008, the external auditors provided only services directly related to the audit of the financial statements.

SUSTAINABILITY

Klabin combines growth and financial results, in compliance with its Sustainability Policy, which includes social commitments and environmental practices that are regularly enhanced.

SOCIAL RESPONSIBILITY

Social responsibility practices focused on the communities where it operates is a commitment that Klabin formally assumed in its Sustainability Policy. Klabin provides support for youths as agents of development in their cities and makes donations to hospitals, associations, museums, educational institutions and NGOs to help make various different educational projects a reality. Klabin also provides rural producers with alternative sources of income by planting forests on their properties.

ENVIRONMENT

Governed by an Integrated Sustainability Policy, all of Klabin's initiatives are aligned with the creation of wealth, social wellbeing and environmental protection.

In 2008, the Company's overall energy consumption was 14% higher than in 2007, driven by higher production at the Monte Alegre unit and delays in the start-up of the new biomass boiler.

In May, Klabin concluded its second sale of carbon credits. This was the first sale made by a company based on a Clean Development Mechanism (CDM) project and in accordance with the criteria of the Kyoto Protocol. A total of 87 thousand tons of CO_2 were sold. This year Klabin commemorated 10 years of certification by the Forest Stewardship Council (FSC) of its Paraná unit, which attests that its forestry management is sustainable and that the raw materials used to manufacture paper and corrugated boxes are tracked throughout the entire production chain.

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

13.01 – MANAGEMENT REPORT

HUMAN RESOURCES

At the close of 2008, the Company's workforce consisted of 7,498 direct and 5,934 indirect employees, for a total of 13,432 employees.

The Company maintained its efforts under the Klabin Excellence in Workplace Safety and Health Program, which since its introduction in May 2005 has resulted in a drop of 80% in the accident rate.

OUTLOOK

The investments made in 2008 have already reaped benefits for the Company. The new Harvesting System, which is already installed in Paraná state and currently being installed in Santa Catarina, led to lower wood costs and higher forest waste harvesting capacity, helping to increase the share of renewable energy and reduce electricity generation costs.

Klabin plans to continue its long-term strategy for the coated boards, paper for packaging and paper packaging businesses. The equipment installed under the MA-1100 Expansion Project is advancing in terms of the learning curve and is achieving higher productivity and operational excellence at the Monte Alegre Unit.

The operational improvement, combined with the strengthening of foreign currencies against the Brazilian real, put Klabin's products in an excellent competitive position to face the turbulent period caused by the international crisis. Klabin seeks to preserve its working capital, debt profile and especially its cash position as a strategy to get through this period of tight credit and high interest rates caused by the instability in world financial markets.

With the objective of maintaining its competitiveness in a scenario marked by uncertainties, Klabin is striving to cut fixed and variable expenses while optimizing quality at its plants. In 2009, the Company will prioritize current investments, which are essential for maintaining safety, quality and operational sustainability.

The expansion in forest area is an objective that continues to be pursued through future investments in pulp and paper plants. In 2009, the expansion in forest and planted area should draw primarily on third-party funds.

ACKNOWLEDGEMENTS

The Management of Klabin S.A. thanks its shareholders, clients, commercial partners, suppliers and financial institutions for their support and confidence, and in particular its employees, who played a crucial role in 2008.

São Paulo, March 10th, 2009

Management

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

In prior years, the Parent company (Klabin S.A.) formed Special Purposes Entities (SCPs) for the specific purpose of raising funds from third parties to support reforestation projects. The Company, as a nominal partner in these SCPs, has contributed forest assets, composed basically of forests and land, by means of the granting of use, while the other investing shareholders have contributed cash to these companies. These SCPs entitle Klabin S.A. a preemptive right to acquire forest products at market price and conditions.

The Company also has ownership interests in other companies (notes 3 and 9), the operations of which are described below.

Expansion project

The MA 1100 Project was completed in the last quarter of 2008 with the delivery of the last equipment involved in the Project (Power Boiler - Biomass) and final interconnections made. Accordingly, the project is fully operational and has reached an advanced stage in the learning curve.

2 PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

2.1. Preparation of financial statements

The financial statements have been prepared and are presented in conformity with Brazilian accounting practices and standards established by the Brazilian Securities and Exchange Commission (CVM) following criteria set forth in Brazilian Corporate Law (Law 6404/76) and amendments introduced by Law 11638/07 and Provisional Act 449/08, as follows:

a) Law 11638/07 and Provisional Act 449/08

On December 28, 2007, Law 11638 was enacted, altering the provisions of the Brazilian Corporate Law (Law 6404/76). This Law introduces several changes for the preparation of financial statements in conformity with International Financial Reporting Standards - IFRS, which are applicable to all companies incorporated as corporations and large companies, and allows the CVM to issue standards for public companies. Provisional Act 449, which has the force of a law, was enacted on December 3, 2008 and established the Transitional Tax Regime (RTT) for calculating taxable income, which addresses the tax adjustments resulting from the new accounting methods and criteria introduced by Law 11638/07, in addition to introducing some changes in Law 6404/76.

b) Standards issued by the CVM

During 2008, the CVM issued accounting regulations through its resolutions, which mainly consist of approval of accounting pronouncements issued by the Accounting Pronouncements Committee (CPC), with application mandatory for financial statements for the year ended December 31, 2008.

2.2. First-time adoption of changes in accounting practices and their related effects

As a result of these new accounting pronouncements, the Company has declared its first-time adoption to fully comply with Law 11638/07 and standards issued by the CVM and Provisional Act (MP) 449/08 and established January 1, 2007 as its transition date ("date of transition"), using as its starting point the financial statements as of December 31, 2006. As a consequence of the utilization of the option provided for in CVM Resolution 565/08, which approved the pronouncement on first-time adoption of the said Law (CPC 13) and the Transitional Tax Regime (MP 449), the Company presented restated comparative financial statement amounts from prior periods (in this case, 2007) as if the new accounting practices had always been used. The effects on shareholders' equity as of the transition date and on net income for 2007 are as follows:

	Company and consolidated		
	Shareholders' equity as of 12/31/2006	Net income for 2007	Shareholders' equity as of 12/31/2007
Balances originally reported under Law 6404/76	2,460,771	621,429	2,741,299
Adjustments due to changes in accounting practices:			
. Preoperating expenses written off from deferred charges	(5,485)	(36,496)	(41,981)
. Exchange rate changes on foreign investment		6,282	
. Deferred income tax and social contribution	1,865	12,408	14,273
Balances restated under Law 11638/07 and MP 449/08	**2,457,151**	**603,623**	**2,713,591**

Change in accounting practices

The primary changes in accounting practices that affected the Company's financial statements are as follows:

a) Statements of cash flows and value added

Even though these statements are required by Brazilian Corporate Law only for 2008, the Company had already been preparing statements of cash flows and value added as part of its financial statements. Therefore, they are presented comparatively with the prior year even though such comparison is not required. Additionally, the presentation of the statement of changes in financial position is no longer required under said Law.

b) Intangible assets

A new group of accounts (intangible assets) was created under CPC 04, in which goodwill that the Company recorded under investments and third-party software recorded under deferred charges will be allocated. The Company did not identify through its analyses indications that the realizable value of these assets could be impaired as of December 31, 2008, as established by accounting pronouncement CPC 01 (impairment of assets).

c) Treatment of foreign subsidiaries

In order to comply with accounting pronouncement CPC 02, which stipulates that the substance of facts prevail over the legal form when qualifying a foreign entity as a branch, the Company evaluated the characteristics of its foreign subsidiaries (Klabin Limited and Klabin Trade) and is, therefore, presenting the operations of these subsidiaries in the Company's financial statements as if they were branches.

d) Adjustment to present value

Law 11638/07 requires that long-term assets and liabilities be recorded at present value, and, if material, for certain other short-term assets and liabilities. In conformity with the criteria set forth in accounting pronouncement CPC 12, the Company calculated the present value of all long-term assets and liabilities and material short-term assets and liabilities (in this case, long-term taxes payable). In the case of short--term accounts, the effects identified were considered immaterial, and, therefore, no adjustment was recognized in the financial statements.

e) Financial instruments

According to criteria established in accounting pronouncement CPC 14, the Company is required to evaluate transactions involving financial instruments and calculate their fair value, recognizing the effect, depending on circumstances, in income (loss) for the year or shareholders' equity. However, this change in accounting practice did not have a material impact on the Company's financial statements (note 16).

f) Revaluation reserve

As permitted by Law 11638/07, the Company decided to maintain the existing balance, until the underlying assets' depreciation or realization.

g) Deferred charges

Pursuant to Provisional Act 449/08 and accounting pronouncement CPC 13, entries in this account group are no longer permitted; existing balances should be evaluated and reclassified to other account groups when applicable and preoperating costs entered in retained earnings as of the transition date or even kept in this group until completely amortized. The Company analyzed the assets recorded in this group and reclassified them in accordance with their characteristics to the respective accounts in property, plant and equipment or intangible assets. Preoperating expenses recognized up to the transition date (December 31, 2006) were recorded in retained earnings and those recognized prior to 2007 and 2008 were recorded in income (loss) for the respective years in which they were incurred and amortization previously recorded was reversed to income (loss) for the years (note 10). All of these adjustments were made net of taxes.

h) Nonoperating expenses (income)

"Nonoperating expenses (income)" account in the statement of operations is now shown under the caption "Operating expenses (income)" as required by MP 449/08.

2.3. Significant accounting practices

a) Short-term investments and securities

Short-term investments include highly-liquid investments and are stated at cost plus income earned through the balance sheet date, less a provision for adjustment to realizable value when applicable. These balances are shown as cash equivalents. Securities are characterized as available for sale and are stated plus income earned (statement of operations) and adjusted to fair value, when applicable (shareholders' equity).

b) Accounts receivable

Recorded at the nominal value of notes resulting from the sale of products. The allowance for doubtful accounts is recorded in an amount considered sufficient to cover possible losses on collection of receivables. The adjustment of these amounts to present value is not material due to the related realization period.

c) Inventories

Stated at average acquisition or production cost, lower than realizable values. Inventories of wood, logs, and logging forests are shown at their formation cost.

d) Other current assets and liabilities

Stated at cost or realizable and settlement values plus interest and charges earned or incurred, when applicable.

e) Investments

Represented by investments in subsidiaries accounted for under the equity method. Exchange rate changes on investment in foreign subsidiary are recognized as valuation adjustments to shareholders' equity.

f) Property, plant and equipment

Stated at acquisition or revalued cost, plus inflation adjustment through December 31, 1995. When revaluing certain assets of property, plant and equipment, based on appraisals carried out by expert companies as established by CVM Resolution 183/95, deferred income tax and social contribution were not recorded in noncurrent liabilities for periods before 1995 by companies merged into Klabin S.A. Therefore, the revaluation reserve recognized by Klabin S.A. as a result of the merger does not include these taxes. Financial charges are capitalized when incurred on construction in progress. Depreciation is calculated under the straight-line method at the rates described in note 10. Depletion of forests is based on the quantity of wood extracted and forests to be consumed.

g) Assets and liabilities denominated in foreign currency

Accounts receivable and payable denominated in a foreign currency are translated into Brazilian reais at the exchange rate prevailing at the balance sheet dates. Currency translation differences are recognized in the statement of operations.

h) Income tax and social contribution

Recorded based on taxable income and prevailing rates established by specific legislation. Deferred income tax and social contribution recorded in noncurrent assets and noncurrent liabilities arise from tax loss carryforwards and recognized income and expenses considered temporarily nondeductible for tax purposes or not taxed (note 7).

i) Accounting estimates

The preparation of financial statements requires Management to make estimates and assumptions to recognize certain assets and liabilities and other transactions, and record income and expenses for the years. Therefore, actual results could differ from these estimates. Reserves are recognized when the Company has a legal obligation as a result of a past event and, in the opinion of Management and its legal counsel, it is likely that funds will be required to settle the obligation. Reserves are recognized based on the best estimates of the risk involved, less any respective escrow deposits, when they exist.

j) Earnings per share

Calculated based on the number of shares outstanding at the balance sheet dates less shares held in treasury (note 13 (a) and (b)).

k) Reclassification of property, plant and equipment

As reported in the interim financial statements for the first quarter of 2008, reclassifications have been made in the balance sheets as of December 31, 2007, presented for comparative purposes, in noncurrent assets and current liabilities, represented by a reduction in advances to suppliers of property, plant and equipment against trade accounts payable in the amount of R$203,713.

3 CONSOLIDATION OF FINANCIAL STATEMENTS

Criteria used were those established in Law 6404/76 and changes introduced by Law 11638/07 and Provisional Act 449/08, and standards issued by the CVM, among which are: (i) elimination of investments in subsidiaries, as well as equity in subsidiaries; (ii) elimination of income or losses from transactions entered into among consolidated companies, as well as the corresponding asset and liability balances; and (iii) the amount of minority interest in income and shareholders' equity is calculated and demonstrated separately.

The consolidated financial statements include Klabin S.A. and its subsidiaries as follows:

	Ownership interest - %	
Subsidiaries:	**2008**	**2007**
Klabin Argentina S.A. (direct and indirect ownership)	100	100
IKAPÊ Empreendimentos Ltda.	100	100
Klabin do Paraná Produtos Florestais Ltda.	100	100
Antas Serviços Florestais S/C Ltda.	100	100
Centaurus Holdings S.A.	100	100
Renascença Participações S.A.	100	100
Timber Holdings S.A.	100	
Special Purpose Entities:		
Paraná	96	93
Santa Catarina	92	95

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

14.01 – NOTES TO THE FINANCIAL STATEMENTS

4 SHORT-TERM INVESTMENTS AND SECURITIES

a) Short-term investments

Company	2008		2007	
	Balances	Annual average rate - %	Balances	Annual average rate - %
Local currency				
Exclusive investment funds			10,126	11.2
Bank certificate of deposit (CDB) (*)	1,069,028	14,0	1,071,098	11.3
Notes in Brazilian reais			171,572	10.6
Republic of Austria bonds (**)			572,696	8.4
	1,069,028		**1,825,492**	
Foreign currency				
Bank certificate of deposit (CDB)	60,996	1,6	35,851	5.2
	1,130,024		**1,861,343**	
Held in banks				
. In the country	1,069,028		1,081,224	
. Abroad	60,996		780,119	
	1,130,024		**1,861,343**	

Consolidated	2008		2007	
	Balances	Annual average rate - %	Balances	Annual average rate - %
Local currency				
Exclusive investment funds			19,336	11.1
Bank certificate of deposit (CDB) (*)	1,129,547	14,0	1,103,721	11.3
Notes in Brazilian reais			171,572	10.6
Republic of Austria bonds (**)			572,696	8.4
	1,129,547		**1,867,325**	
Foreign currency				
Bank certificate of deposit (CDB)	61,044	1,6	7,095	5.2
	1,190,591		**1,874,420**	
Held in banks				
. In the country	1,129,547		1,123,057	
. Abroad	61,044		751,363	
	1,190,591		**1,874,420**	

(*) Following policies for use of funds, the Company has maintained its short-term investments in bank certificates of deposit (CDBs) with financial institutions that Management considers to be prime financial institutions.

(**) During the third quarter of 2008, the Company did not renew its short-term investments in Republic of Austria bonds, the balances of which were reinvested in CDBs with financial institutions where the Company already held investments.

b) Securities

At the end of 2008, Management redirected a portion of short-term investments to securities classified in current assets. These securities comprise Brazilian National Treasury Bills (LFTs), whose yield is linked to fluctuations in the SELIC interest rate. The balance for these securities, which Management classified as available-for-sale, was R$407,521 as of December 31, 2008. Original maturity dates run from December 2009 to 2010. Notwithstanding, there is an active market for these securities and their fair value is basically the amount adjusted by the interest rate curve.

5 INVENTORIES

	Company		Consolidated	
	2008	2007	2008	2007
Finished products	168,880	106,490	172,009	110,330
Raw materials	111,604	106,783	123,903	110,782
Timber, logs, and forests for harvest	56,696	48,917	55,521	49,409
Fuel and lubricants	6,054	4,164	6,054	4,164
Maintenance materials	76,837	60,872	77,659	61,396
Other	1,747	206	1,946	65
	421,818	**327,432**	**437,092**	**336,146**

6 RECOVERABLE TAXES

	Consolidated			
	12/31/2008		12/31/2007	
	Current assets	Noncurrent assets	Current assets	Noncurrent assets
ICMS (State VAT)	53,126	139,677	33,841	170,663
PIS (tax on revenue)	21,919	12,152	224	35,190
COFINS (tax on revenue)	104,872	51,891	703	158,437
Income tax and social contribution	131,285		13,297	
Other	15,767	2,794	18,451	3,192
	326,969	**206,514**	**66,516**	**367,482**

In view of the expansion plan mentioned in note 1, the Company withheld taxes and contributions arising from purchases of fixed assets, as permitted by legislation for future offset.

Based on its plans and analyses, the Company's Management does not foresee risks in relation to the realization of these amounts.

PIS/COFINS shown in the current group will be offset against these same taxes payable during the year 2009, in accordance with Management's projections. These assets were basically held in noncurrent assets in 2007, due to the fact that offset went into effect after full recording of the respective fixed assets in assets (occurred in 2008). Income tax and social contribution relate to advances made during 2008 and they are held under current assets since they will be offset against taxes payable projected for 2009.

7 INCOME TAX AND SOCIAL CONTRIBUTION

a) Nature and expectations for realization or settlement of deferred taxes

Deferred income tax and social contribution recorded in the financial statements derive basically from temporarily nondeductible provisions and taxes challenged in courts, both assets and liabilities, in the Company and tax loss carryforwards in the Company and subsidiaries. Considering that it is difficult to precisely foresee the term for realization of deferred taxes, especially those related to temporarily nondeductible provisions and taxes challenged in courts, the Company's Management has decided to keep all deferred taxes classified as noncurrent. As of December 31, 2008, the effects of deferred tax assets and liabilities are as follows:

	Company		Consolidated	
	2008	2007	2008	2007
Nondeductible provisions	63,904	48,016	63,904	48,016
Write-off of deferred charges (adoption of RTT)	30,167	14,273	30,167	14,273
Taxes challenged in courts	4,044	6,289	4,044	6,289
Tax loss carryforwards	213,717	625	215,947	2,208
Noncurrent assets	**311,832**	**69,203**	**314,062**	**70,786**
Adjustment to present value (adoption of RTT)	2,046		2,046	
Income from variable-income investment		4,841		4,841
Other temporary differences	246	603	246	603
Noncurrent liabilities	**2,292**	**5,444**	**2,292**	**5,444**

In compliance with CVM Resolution 273/98 and Instruction 371/02, Management, based on the budget and business plan approved by the Board of Directors on December 10, 2008, estimates that the tax credits will be realized over the years from 2009 to 2012, as shown below:

	2008	
	Company	Consolidated
2009	40,022	40,022
2010	64,042	64,042
2011	93,844	93,844
2012	84,948	84,948
2013	13,894	13,894
2014 onwards	15,082	17,312
	311,832	**314,062**

b) Reconciliation of income tax and social contribution with the amounts resulting from applying the statutory rates to corporate income

	Company		Consolidated	
	2008	**2007**	**2008**	**2007**
Income (loss) before income tax and social contribution	**(599,759)**	**799,274**	**(580,347)**	**824,839**
Income tax and social contribution at the rate of 34%	203,918	(271,754)	197,318	(280,446)
Tax effect of primary permanent differences:				
Equity in subsidiaries	57,836	78,866	(81)	(68)
Loss of foreign company that cannot be offset (no effect on deferred income tax and social contribution)	(13,740)		(13,740)	
Difference in taxation - subsidiaries			54,982	76,953
Other effects	3,099	(2,763)	2,436	(2,666)
	251,113	**(195,651)**	**240,915**	**(206,227)**
Income tax and social contribution:				
. Current		(139,600)	(10,198)	(150,176)
. Deferred	251,113	(56,051)	251,113	(56,051)
Income tax and social contribution	**251,113**	**(195,651)**	**240,915**	**(206,227)**

14.01 – NOTES TO THE FINANCIAL STATEMENTS

8 RELATED-PARTY TRANSACTIONS

a) Related-party balances and transactions

	Klabin Argentina S.A.	SCP (Paraná)	SCP (Santa Catarina)	Sociedade Geral de Marcas	Monteiro Aranha S.A.	Klabin Irmãos & Cia.	Other	Company 2008 Total	Company 2007 Total
	(i)	(ii), (v), and (vi)	(ii), (v), and (vi)	(iii)	(iii)	(iv), and (vii)			
Balances									
Current assets	23,788	74,752	14,118			18,790		**131,448**	**41,106**
Noncurrent assets						2,125	3,370	**5,495**	**7,112**
Current liabilities		14,919	34,282	1,293	265		271	**51,030**	**52,062**
Transactions									
Sales revenues	43,269							**43,269**	**47,056**
Purchases		86,639	113,394					**200,033**	**282,850**
Guarantee commission expense						35,921		**35,921**	**22,731**
Royalty expenses				17,325	3,550		2,786	**23,661**	**20,480**
Other revenues						2,189		**2,189**	

(i) *Balance receivable for transactions entered into under usual market prices and conditions.*
(ii) *Purchase of timber made under usual market prices and conditions.*
(iii) *Licensing for use of brand.*
(iv) *Prepaid expense for guarantee commission on balance of BNDES financing due at the rate of 1% semiannually.*
(v) *Supply of seedlings, seeds and services under usual market prices and conditions.*
(vi) *Advance for future supply of timber.*
(vii) *Other.*

b) Management compensation

	Current 2008	Current 2007	Noncurrent 2008	Noncurrent 2007	Company and consolidated Total compensation 2008	Company and consolidated Total compensation 2007
. Board of Directors/Supervisory Board	12,450	12,447			12,450	12,447
. Company Officers	7,655	12,890	797	887	8,452	13,777
	20,105	**25,337**	**797**	**887**	**20,902**	**26,224**

Management compensation includes fees for respective Boards as well as fees and variable compensation of the Company Officers. Noncurrent benefits relate to contributions made by the Company to a pension plan.

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

14.01 – NOTES TO THE FINANCIAL STATEMENTS

9 INVESTMENTS IN SUBSIDIARIES

(a) Changes	Klabin Argentina S.A.	Centaurus Holding S.A.	Timber Holding S.A.	SCP (Paraná)	SCP (Santa Catarina)	Other	Total
As of December 31, 2006	**30,010**	**1**		**157,621**	**29,787**	**8,304**	**225,723**
Acquisition and capital contribution		20,684		29,643	11,625	9,964	71,916
Income received				(62,461)	(100,320)		(162,781)
Equity in subsidiaries	1,562			120,077	111,409	(1,089)	231,959
Exchange rate changes on foreign investment	(6,282)						(6,282)
As of December 31, 2007	**25,290**	**20,685**		**244,880**	**52,501**	**17,179**	**360,535**
Acquisition and capital contribution		18,988	36,340			4,726	60,054
Write-off						(59)	(59)
Income received				(25,886)	(19,340)		(45,226)
Capital gain on change in equity interest (*)				21,674	27,278		48,952
Equity in subsidiaries	4,067	(13)	(154)	68,589	98,872	(1,256)	170,105
Exchange rate changes on foreign investment	5,973						5,973
As of December 31, 2008	**35,330**	**39,660**	**36,186**	**309,257**	**159,311**	**20,590**	**600,334**

(b) Information as of December 31, 2008	Klabin Argentina S.A.	Centaurus Holding S.A.	Timber Holding S.A.
Capital	25,749	1,698	36,341
Total shareholders' equity	35,806	39,660	36,186
Common shares (thousands)	20,349	105	3,634

(*) Resulted from concentration of operations with special purpose entities carried out at the end of 2008 (note 14).

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

10 PROPERTY, PLANT AND EQUIPMENT

	Annual depreciation rate %	Revalued cost	Accumulated depreciation and depletion	2008 Net	2007 Net
a) Company					
Land		178,379		178,379	149,413
Buildings and construction	4	663,735	(219,878)	443,857	410,838
Machinery and equipment and fixtures	5 to 20	4,675,505	(2,176,704)	2,498,801	1,143,535
Construction in progress		141,870		141,870	1,582,236
Forests and reforestation	(*)	455,517	(149,574)	305,943	207,683
Other	4 to 20	314,021	(182,079)	131,942	169,987
		6,429,027	**(2,728,235)**	**3,700,792**	**3,663,692**
b) Consolidated					
Land		329.429		329.429	259.588
Buildings and construction	2 to 4	675,716	(222,777)	452,939	409,378
Machinery and equipment and fixtures	5 to 20	4,704,256	(2,194,897)	2,509,359	1,035,392
Construction in progress		141,911		141,911	1,592,576
Forests and reforestation	(*)	879,988	(149,574)	730,414	522,171
Other	4 to 20	319,045	(183,654)	135,391	288,852
		7,050,345	**(2,750,902)**	**4,299,443**	**4,107,957**

(*) Depletion calculated and amortized based on extraction of timber.

Depreciation and depletion for the year were substantially allocated to cost of production.

As of December 31, 2008, the balance of construction in progress relates to projects: (i) for technological modernization of industrial units in the packaging segment, (ii) a harvesting system for the forest segment; and (iii) current investments in ongoing operations of the Company.

Reclassification as a result of the effects of Law 11638/07 and MP 449/08

As mentioned in note 2.2 (g), the Company revalued the characteristics of assets that were originally recorded in deferred charges and, complying with accounting pronouncement CPC 13, reclassified the amount of R$36,395 to property, plant and equipment in 2008 (R$67,117 in 2007 and R$49,150 in 2006). The balance that remained in deferred charges related to preoperating expenses was written off against income in the respective years (note 2.2).

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

14.01 – NOTES TO THE FINANCIAL STATEMENTS

11 LOANS AND FINANCING

	Indexed to/Annual interest - %	Company and consolidated			
				2008	2007
		Current	Noncurrent	Total	Total
In local currency					
. BNDES - MA1100 Project	TJLP + 2	133,828	1,612,384	1,746,212	1,395,183
. BNDES - Other projects	TJLP + 4.5	54,280	174,298	228,578	248,892
. Export credit	96 to 103 of CDI	172,985	165,039	338,024	160,821
. Working capital	CDI + 0.56 to 106.1 of CDI	34,210	100,000	134,210	229,326
. Other	1 to 8.7	890	39,877	40,767	29,122
		396,193	2,091,598	2,487,791	2,063,344
In foreign currency (*)					
. Property, plant and equipment	Exchange rate change + 6.8	2,190	8,274	10,464	7,008
. Export prepayments	Exchange rate change + 2.2 to 6.6	45,829	2,097,587	2,143,416	1,590,857
. Other	Exchange rate change + 7.3 to 8.1	35,050	774,178	809,228	444,326
		83,069	2,880,039	2,963,108	2,042,191
		479,262	**4,971,637**	**5,450,899**	**4,105,535**

(*) In U.S. dollars

Noncurrent maturities:

2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total noncurrent
727,144	724,728	923,655	977,648	679,964	513,542	235,546	5,746	4,870	61,060	117,734	**4,971,637**

Guarantees

BNDES (National Bank for Economic and Social Development) financing is guaranteed by land, buildings, improvements, machinery, equipment, and fixtures of factories in Correia Pinto - SC and Monte Alegre - PR, as well as the sureties of majority shareholders.

Export credit, export prepayment, and working capital loans are not guaranteed by real assets.

BNDES

In 2006, the Company entered into an agreement with the BNDES for financing of the MA1100 Project (note 1) in the total amount of R$1,743,651. This agreement has a grace period for the repayment of principal, which will start in the second half of 2009, with monthly repayments. Interest is being paid on a quarterly basis. The amount of R$1,700,158 had been disbursed up to December 31, 2008, R$298,204 of which was disbursed in 2008.

Export financing

The Company has obtained from banks U.S. dollar-denominated export financing loans to be settled mainly through exports, from 2011 to 2020. Borrowings totaled R$267,101 in 2008.

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

14.01 – NOTES TO THE FINANCIAL STATEMENTS

12 RESERVE FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and the opinion of their legal counsel, the Company and its subsidiaries recorded, in noncurrent liabilities, reserves for probable losses, as shown below:

	Company and consolidated					
			2008			2007
Contingencies	**Escrow Deposits**	**Accrued Amount**	**Net Liability**	**Escrow Deposits**	**Accrued Amount**	**Net Liability**
Tax						
. PIS/COFINS	12,120	(12,120)		18,110	(18,110)	
. CPMF (tax on banking transactions)	8,646	(8,646)		8,646	(8,646)	
. Other	15,665	(25,228)	(9,563)	10,316	(18,274)	(7,958)
	36,431	(45,994)	(9,563)	37,072	(45,030)	(7,958)
Labor	9,805	(58,104)	(48,299)	8,237	(46,405)	(38,168)
Civil		(6,331)	(6,331)		(3,796)	(3,796)
	46,236	**(110,429)**	**(64,193)**	**45,309**	**(95,231)**	**(49,922)**

Changes in accrued amount	Company and consolidated			
				2008
	Tax	**Labor**	**Civil**	**Net Liability**
Balance as of December 31, 2007	**(7,958)**	**(38,168)**	**(3,796)**	**(49,922)**
New litigation additions and adjustments	(3,898)	(13,718)	(3,124)	**(20,740)**
. Write-offs/reversals	2,293	3,587	589	**6,469**
Balance as of December 31, 2008	**(9,563)**	**(48,299)**	**(6,331)**	**(64,193)**

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits for which risk of loss was assessed as "possible", involving the following approximate amounts: tax - R$249,552 (does not include income tax levied through tax notification, see below), labor - R$52,936, and civil - R$39,313. Based on the individual analysis of the lawsuits and the opinion of the Company's legal counsel, Management understands that these lawsuits do not need to be accrued because the likelihood of loss is possible.

Labor

Labor suits relate basically to claims involving overtime hours, hazardous duty premium and health hazard premium.

Income tax and social contribution notification

As disclosed in the Significant Event Notice on August 15, 2007, the Company received a Tax Notification on July 27, 2007 in connection with income tax and social contribution on disinvestments made by the Company in 2003. This Tax Notification amounts to approximately R$870,000, including principal, fine and interest. The updated amount is approximately R$1,012,000 as of December 31, 2008.

Through its legal counsel the Company presented a defense within the legal deadline contesting the Tax Notification, which is still at the administrative level. In the opinion of the Company's Management and its legal counsel, the likelihood of loss is considered possible for R$857,000 and remote for approximately R$155,000. No reserve for contingencies was recorded for this litigation.

13 SHAREHOLDERS' EQUITY

a) Capital

Subscribed and paid-in capital of Klabin S.A., represented by shares without par value, is distributed as follows as of December 31, 2008:

	Number of shares	
	2008	**2007**
Common shares	316,827,563	316,827,563
Preferred shares	600,855,733	600,855,733
	917,683,296	**917,683,296**

Preferred shares without voting rights take priority over ordinaries shares in case the Company to be liquidated and receive dividends 10% above those allocated for ordinaries shares.

b) Treasury shares

As of December 31, 2008, the Company held 16,907,900 (15,000,000 in 2007) preferred shares in treasury. The purpose of these treasury shares is the investment of available funds. The average price of this class of shares traded on the São Paulo Stock Exchange is R$3.34 as of December 30, 2008.

c) Reserves

i) Bylaws reserve

Comprised of a variable portion of net income adjusted as provided by law from 5% to 75% of net income as provided for in the Company's bylaws for the purpose of guaranteeing funds for investment in property, plant and equipment and to reinforce working capital.

ii) Revaluation reserve

As permitted under CVM Instruction 197/93, the Company decided not to follow the provisions established in articles 1 and 2 of CVM Instruction 189/92 (income tax and social contribution on revaluation reserve).

d) Dividends

The payment of interim dividends based on the balance sheet as of June 30, 2008 in the amount of R$116,995, comprising R$121.71 per one thousand registered common shares (ON) and R$133.88 per one thousand registered preferred shares (PN), was approved for October 2008 in an Extraordinary Meeting of the Board of Directors held on August 27, 2008.

As a result of the net loss reported in 2008, these dividends are being appropriated against the profit reserves recognized in prior years.

14 OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated	
	2008	2007	2008	2007
Reserve for contingencies	(20,740)	(5,499)	(20,740)	(5,499)
Provision for health care plan	(4,748)	(150)	(4,748)	(150)
Gain on change in equity interest	48,952		48,952	
Other	(5,671)	8,675	(4,218)	(1,498)
	17,793	**3,026**	**19,246**	**(7,147)**

15 FINANCIAL INCOME (EXPENSES)

Financial income (expenses)	Consolidated	
	2008	2007
Financial income		
. Income from short-term investments	213,672	211,446
. Derivatives (NDF)	(58,114)	65,075
. Other	54,949	15,974
	210,507	292,495
Financial expenses		
. Interest and inflation adjustment on financing	(384,178)	(183,719)
. Other	(57,523)	(59,273)
	(441,701)	(242,992)
Exchange loss	(769,979)	355,543
Exchange gain	95,965	(54,144)
	(674,014)	301,399
Financial income (expenses), net	**(905,208)**	**350,902**

16 RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

a) Risk Management

The Company and its subsidiaries conduct transactions with financial instruments that are intended to meet their operational needs and reduce exposure to financial risks, mainly, credit, currency, and interest rate risks, all of which are recorded in balance sheet accounts. Management of these risks is implemented through strategies defined by the Treasury area and approved by the Company's Management in conjunction with control systems and specific limits for positions. Transactions for speculative purposes are not conducted with financial instruments.

The primary market risks that could affect the Company's operations are as follows:

Credit risk and investment of funds

These risks are managed through specific rules for acceptance of customers, credit analysis, and individual limits for exposure by customer. Monitoring of past-due trade bills is carried out in a timely manner. Additionally, there are specific analyses and rules approved by Management for investment in financial institutions and the types of investments offered in financial markets, which seek to invest funds conservatively and safely as shown in note 4.

Currency risk exposure

The Company enters into foreign currency transactions that entail currency risks arising from fluctuations in foreign currencies' rates. Any fluctuation in the exchange rate can increase or reduce these balances. A breakdown of foreign exchange exposure is shown below:

	Consolidated
	2008
Cash and short-term investments	154,700
Trade accounts receivable	236,500
Trade accounts payable	(16,500)
Export prepayments (advances)	(2,963,000)
Net exposure	**(2,588,300)**

Balances by maturity for this net exposure are as follows:

Year	2009	2010	2011	2012	2013	2014	2015 and thereafter	Total
Amount	290,570	(252,389)	(397,279)	(612,277)	(691,733)	(397,279)	(527,913)	**(2,588,300)**

The Company has not entered into derivative contracts to hedge against long-term currency exposure. However, in order to hedge against this net liability exposure, the Company has a plan for projected exports sales of US$500 million annually that, if realized, would result in receipts that exceed the flow of payments for the respective liabilities, thus offsetting the effect of this currency exposure in the future.

Due to the U.S. dollar's intense volatility, this currency exposure had an adverse impact on financial income (expenses) for 2008 of R$674,014, which was recognized in financial income (expenses).

Interest rate risk

The Company has working capital loans and short-term investments linked to changes in the interbank deposit rate (CDI) and which expose these assets and liabilities to fluctuations in interest rates as shown in the interest sensitivity schedule shown below. The Company does not have swap or hedge derivative contracts to hedge against this risk. Notwithstanding, market interest rates are constantly monitored for the purpose of evaluating the need to hedge against the risk of volatility in these rates. The Company understands that the high cost associated with entering into transactions at fixed interest rates in the Brazilian macroeconomic scenario justifies its option for floating rates.

b) Financial instruments

Following criteria established in CPC 14 - Financial Instruments: "Recognition, Measurement, and Disclosure (Phase I)", the Company's main financial instruments are classified as follows:

- **Loans and receivables**

  Financial instruments included in this group comprise balances from normal transactions such as accounts receivable, trade accounts payable, accounts and taxes payable, as well as loans. All of them are recognized at their nominal value plus, when applicable, charges and contractual interest, expenses and income from which are recognized in income (loss) for the year.

- **Financial assets measured at fair value through income (loss)**

  The Company understands and classifies in this group of financial instruments its cash and cash equivalents and derivatives (NDF) that are recognized at their fair value as of the financial statement dates. Fluctuations are recognized in income (loss) for the year.

- **Available-for-sale financial assets**

  The Company classified its short-term investments (mainly CDBs) and securities that comprise National Treasury Bills (LFT) (note 4) as financial assets available for sale, because they could be negotiated in the future; they are recorded at amortized cost (with effect on income) and then adjusted to their fair value. Due to the liquidity of this asset, its fair value is close to amortized cost and no effect is generated on the Company's shareholders' equity.

Derivatives (NDF)

The Company has used some simple, unleveraged financial instruments to manage short-term currency risks to cover the net exposure of foreign currency commitments and receivables through the beginning of 2009 (as previously mentioned), represented by contracts for sale of future dollars (Non-deliverable Forward - NDF), amounts for which totaled US$55,000 thousand as of December 31, 2008 (notional amount). Cash disbursements or receipts are made on the contract maturity date. There are no margin call clauses (early payment) in the case of significant foreign currency volatility. Notional contract amounts, maturities, and respective average contracted rates are as follows:

Maturities	Counterpart	Average spot dollar rate at maturity	Notional amount in US$ thousand
January 2009	Brazilian banks	1.64	35,000
February 2009	Brazilian banks	1.70	20,000

These transactions generated a negative effect on financial income (expenses) for 2008 of approximately R$58,000, R$37,700 of which is still outstanding and will be settled in 2009. This balance is stated at its fair value and discounted to its present value as of December 31, 2008.

Sensitivity analysis

In order to comply with CVM Instruction 475/08, the Company presents below a sensitivity schedule for currency and interest rate risks to which the Company is exposed considering that any effects would impact income (loss) for 2009 using as a basis exposures presented as of December 31, 2008.

Derivatives (NDFs)

No sensitivity analysis is presented for derivative financial instruments (NDFs) since the contracts above had already been settled as of the date of this publication, and no new derivatives have been contracted.

Currency exposure

The Company has assets and liabilities linked to foreign currency in the balance sheet as of December 31, 2008 and for sensitivity analysis purposes adopted as the probable scenario the market rate in effect at the time these statements were prepared. A 25% increment to this rate was used for the possible scenario and a 50% increment was used for the remote scenario. Accordingly, the schedule below simulates the effects of currency fluctuations on income (loss) for 2009.

It is important to note in the maturity schedule above that financing will not for the most part mature in 2009. Therefore, exchange fluctuations will not have an effect on cash in that year. Oppositely, the Company's exports should already be affected by this exchange fluctuation during the year.

		Balance in 2008	Probable scenario		Possible scenario		Remote scenario	
		US$ 000	Rate	Effect on income (loss)	Rate	Effect on income (loss)	Rate	Effect on income (loss)
Assets								
Short-term investments	US$	66,200	2.40	4,200	3.00	43,900	3.60	83.600
Trade accounts receivable	US$	101,200	2.40	6,400	3.00	67,100	3.60	127.800
Liabilities								
Trade accounts payable	US$	7,000	2.40	(400)	3.00	(4,600)	3.60	(8.800)
Loans and financing	US$	1,267,900	2.40	(79,900)	3.00	(840,600)	3.60	(1.601.400)
Total effect on net income in 2009				**(69,700)**		**(734,200)**		**(1,398,800)**

The sensitivity analysis of exchange fluctuations is being calculated in relation to net currency exposure (basically advances on export contracts), and the effects of these scenarios were not considered in relation to export sales, which as mentioned previously tend to cover any possible future exchange loss.

Interest rate exposure

Short-term investments and loans and financing, except those linked to the TJLP (long-term interest rate) and those contracted in a foreign currency, are linked to future interest rates. For sensitivity analysis purposes, the Company used the same rate for Selic and the CDI, given their proximity at the publication date.

		Balance in 2008	Probable scenario		Possible scenario		Remote scenario	
			Rate	Effect on income (loss)	Rate	Effect on income (loss)	Rate	Effect on income (loss)
Short-term investments								
CDBs	CDI	1,129,547	11.5%	129,898	14.4%	162,372	17.3%	194.847
LFTs	Selic Interest	407,521	11.5%	46,865	14.4%	58,581	17.3%	70.297
Loans and financing								
Export credit	CDI	338,024	11.5%	(38,873)	14.4%	(48,591)	17.3%	(58.309)
Working capital	CDI	134,210	11.5%	(15,434)	14.4%	(19,293)	17.3%	(23.151)
BNDES	TJLP	1,974,790	6.25%	(123,424)	7.8%	(154,280)	9.4%	(185.137)
Total effect on net income in 2009				**(968)**		**(1,211)**		**(1,453)**

17 INSURANCE

Due to the nature of its business activities, the distribution of forests in various distinct areas and preventive measures taken in relation to fire prevention and other risks, the Company adopts a policy of not taking out insurance for forests. It does, however, contract insurance for inventories, property, plant and equipment items subject to risk in amounts considered sufficient to cover possible losses considering the concept of possible maximum loss, which is the maximum possible destruction in a single event.

As of December 31, 2008, Klabin S.A. and subsidiaries have fire insurance for inventories, property, plant and equipment, and contractual and judicial guarantees in the amount of R$1,566,805.

18 EMPLOYEE BENEFITS AND PENSION PLAN

Klabin S.A. and its subsidiaries provide life insurance, health care plan and pension plan to their employees. Recognition of these benefits follows the accrual basis accounting and granting of these benefits ends when employment is terminated.

Pension plan

The Klabin - "Plano Prever" pension plan is administered by Unibanco Seguros & Previdência and was implemented in 1986 as a defined benefit plan. In 1998, the plan was restructured and this resulted in it being converted to a defined contribution plan.

In November 2001, a new pension plan was created named *Plano de Aposentadoria Complementar Klabin - PACK* also administered by Unibanco Seguros & Previdência and structured as a plan similar to a life insurance (*Plano Gerador de Benefícios Livres - PGBL*).

Participants in the "Plano Prever" were given the option of migrating to the new plan. No responsibility in relation to minimum guaranteed benefits for participants that retire is assumed by Klabin S.A. or its subsidiaries.

During 2008, Klabin S.A. and its subsidiaries contributed R$3,673 to plans (R$4,357 in 2007), which was recognized as an expense in the statement of operations for the year.

The total number of participants in the plan is 1,830 as of December 31, 2008. Of this total, 1,803 are employees and 27 are retired.

Health care plan

The Company through an agreement entered into with the Pulp and Paper Union of the State of São Paulo assures the upkeep of health care (SEPACO Hospital, primary plan) on a permanent basis for ex-employees who retired up to 2001, as well as for their dependents until they reach adulthood and the spouse for life. No new participants are accepted.

The Company understands that according to Brazilian accounting practices the mentioned health care is a defined benefit plan. As a result, it recognizes a provision for the estimated actuarial liability calculated by an independent actuary, with a total of 1,198 beneficiaries and an amount of R$24,597 (R$19,849 in 2007), in noncurrent liabilities under the caption "Other payables". The actuarial methods used comply with IBRACON Accounting Standard and Procedure 26 dated November 27, 2000, which was approved by CVM Resolution 371/00.

The following economic and biometric assumptions were used: nominal discount rate of 10.25% per year, nominal rate of growth for variable health care costs starting with 11.5% per year in 2009 and reaching 6% per year in 2020, long-term inflation of 4.5% per year, and biometric mortality table RP 2000. The amount recognized as an expense in 2008 was R$6,821.

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Klabin S.A.
CNPJ (National Register of Legal Entities) No. 89.637.490/0001-45
Publicly-traded corporation

BOARD OF DIRECTORS

Chairman
Miguel Lafer

Board Members
Miguel Lafer
Armando Klabin
Celso Lafer
Daniel Miguel Klabin
Israel Klabin
Lilia Klabin Levine
Paulo Sérgio Coutinho Galvão Filho
Pedro Franco Piva
Roberto Luiz Leme Klabin
Olavo Egydio Monteiro de Carvalho
Rui Manuel de Medeiros D'Espiney Patrício
Vera Lafer

SUPERVISORY BOARD

Adolpho Gonçalves Nogueira
Antonio Marcos Vieira Santos
João Alfredo Dias Lins
Luíz Eduardo Pereira de Carvalho
Wolfgang Eberhard Rohrbach

COMPANY OFFICERS

Reinoldo Poernbacher	General Director
Antonio Sergio Alfano	Director of Planning and Control and acting Director of Finance and Investor Relations
Paulo Roberto Petterle	Chief Operations Officer
Francisco Cezar Razzolini	Director for Projects, Industrial Technology, and Supplies

Pedro Guilherme Zan Controlling CRC-1SP 168.918/O-9	Angel Alvarez Núñez Accounting TC - CRC-1SP 157.878/O-3

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

Registration with CVM does not imply any appreciation of the company those administrators are liable for the truthfulness of the supplied information (art. 20, CVM Instruction nº 202)

01.01 - IDENTIFICATION

1 - CODE CVM	2 - BUSINESS NAME	3 – CNPJ
01265-3	**KLABIN S.A.**	**89.637.490/0001-45**
4 – NIRE		
35300188349		

01.02 – HEAD OFFICE

1 – FULL ADDRESS			2 –NEIGHBORHOOD OR DISTRICT		
AV. BRIGADEIRO FARIA LIMA, Nº 3600			ITAIM BIBI		
3 – ZIP CODE		4 - CITY			5 – UF
04538-132		SÃO PAULO			SP
6-AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX	
011	3046-5800				
11-AREA CODE	12 – FAX	13 – FAX	14 – FAX		
011	3046-5846				
15 – E-MAIL					
klabin@klabin.com.br					

01.03 – DIRECTOR OF MARKE RELATIONS

1 – NAME					
ANTONIO SERGIO ALFANO					
1 – FULL ADDRESS			2 –NEIGHBORHOOD OR DISTRICT		
AV. BRIGADEIRO FARIA LIMA, Nº 3600			ITAIM BIBI		
3 – ZIP CODE		4 - CITY			5 – UF
04538-132		SÃO PAULO			SP
6-AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX	
011	3046-9911				
11-AREA CODE	12 – FAX	13 – FAX	14 – FAX		
011	3046-5846				
15 – E-MAIL					
salfano@klabin.com.br					

01.04 – REFERENCE TO SFS / AUDITOR

FISCAL YEAR	1 – BUSINESS YEAR BEGINNING	2 – BUSINESS YEAR END
1 – Last	01/01/2008	12/31/2008
2 – Last but One	01/01/2007	12/31/2007
3 – Last but Two	01/01/2006	12/31/2006
4 – NAME DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES		5 – CODE CVM 00385-9
6 – PARTNER GILBERTO GRANDOLPHO		5 – CODE CPF 007.585.878-99

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

01.01 - IDENTIFICATION

1 – CODE CVM	2 - BUSINESS NAME	3 – CNPJ
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL STOCK MAKE-UP

Number of Shares (000)	1 12/31/2008	2 12/31/2007	3 12/31/2006
Subscribed Capital			
1 – Common	316,827	316,827	316,827
2 – Preferred	600,856	600,856	600,856
3 - Total	917,683	917,683	917,683
Treasury Stocks			
4 – Common	0	0	0
5 – Preferred	16,908	15,000	5,757
6 - Total	16,908	15,000	5,757

01.06 – COMPANY (FEATURE)

1 – Type of Company Commercial, Industrial and Other
2 – Type of Situation Operational
3 – Stock control Private National
4 – Activity Code 104 – Pulp and paper manufacture company
5 – Principal Activity Pulp, paper and package manufacture, plantations of timber and reforestation
6 – Type of Consolidation Total

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – BUSINESS NAME

01.08 – REVENUES – CASH

1-ITEM	2 - EVENT	3-APPROVAL	4 - REVENUE	5-PAYMENT BEGINING	6 – Type of Shares	7 – VALUE OF REVENUE P/SHARE
01	Board of Directors' Meeting	08/27/2008	Dividend	10/01/2008	COMMON	0.1217100000
02	Board of Directors' Meeting	08/27/2008	Dividend	10/01/2008	PREFERRED	0.1338800000

01.09 – DIRECTOR OF MARKET RELATIONS

1 – DATE	2 – SIGNATURE
03/12/2009	

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

02.01 - BALANCE SHEET - ASSETS (In thousands of Brasilian Reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
1	Assets	8,246,161	7,682,983	6,030,336
1.01	Current assets	3,188,923	3,008,132	3,086,276
1.01.01	Available funds	1,639,078	2,076,063	2,236,409
1.01.01.01	Cash and banks	101,533	214,720	29,166
1.01.01.02	Temporary cash investments	1,130,024	1,861,343	2,207,243
1.01.01.03	Securities	407,521		
1.01.02	Credits	672,469	451,167	401,187
1.01.02.01	Accounts receivable	672,469	451,167	401,187
1.01.02.02.01	Trade accounts receivable	652,720	540,673	536,741
1.01.02.02.02	Discounted export and trade receivables	(17,832)	(89,452)	(126,763)
1.01.02.02.03	Allowance for doubtful accounts	(17,869)	(25,687)	(26,397)
1.01.02.02.04	Receivable from subsidiaries	55,450	25,633	17,606
1.01.03	Inventories	421,818	327,432	264,448
1.01.04	Others	455,558	153,470	184,232
1.01.04.01	Taxes and contributions recoverable	322,113	64,317	127,778
1.01.04.02	Prepaid expenses	12,464	12,356	9,666
1.01.04.03	Prepaid expenses - company	18,790	15,473	7,434
1.01.04.04	Advances to suppliiers - subsidiaries	57,208	0	0
1.01.04.05	Other accounts receivable	44,983	61,324	39,354
1.02	Noncurrent assets	5,057,238	4,674,851	2,944,060
1.02.01	Long-term receivables	700,181	583,965	299,481
1.02.01.01	Credits	0	0	0
1.02.01.02	Credit with affiliated companies	5,495	7,112	787
1.02.01.02.01	With associated companies	0	0	0
1.02.01.02.02	With subsidiary	5,495	7,112	787
1.02.01.02.03	Other affiliated companies	0	0	0
1.02.01.03	Others	694,686	576,853	298,694
1.02.01.03.01	Deferred income tax and social contribution	311,832	69,203	108,457
1.02.01.03.02	Escrow deposits	78,598	83,495	92,457
1.02.01.03.03	Other recoverables taxes	206,514	367,482	52,278
1.02.01.03.04	Prepaid expenses	5,105	6,574	5,324
1.02.01.03.05	Other accounts receivable	92,637	50,099	40,178
1.02.02	Permanent assets	4,357,057	4,090,886	2,644,579
1.02.02.01	Investments	609,024	369,039	227,847
1.02.02.01.03	In subsidiary	600,334	360,535	225,723
1.02.02.01.04	Goodwill	0	0	0
1.02.02.01.05	Others	8,690	8,504	2,124
1.02.02.02	Property, plant and equipment	3,700,792	3,663,692	2,416,577
1.02.02.03	Intangible assets	47,241	58,155	155

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

02.02 - BALANCE SHEET - LIABILITIES (In thousands of Brasilian Reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
2	Liabilities and Shareholders'equity	8,246,161	7,682,983	6,030,336
2.01	Current liabilities	879,016	963,681	1,098,853
2.01.01	Loans	479,262	243,309	285,548
2.01.02	Debenture	0	0	320,552
2.01.03	Supplier, contractors and carriers	209,916	364,647	204,356
2.01.04	Taxes and contribution payable	38,115	70,218	30,009
2.01.04.01	Taxes payable	38,115	41,009	22,982
2.01.04.02	Provision income tax and social contribution	0	29,209	7,027
2.01.05	Dividends payable	0	120,002	110,003
2.01.06	Provision	0	0	0
2.01.07	Debts with affiliated companies	51,030	52,062	40,918
2.01.08	Others	100,693	113,443	107,467
2.01.08.01	Salaries, vacation pay and payroll charges	58,666	67,746	62,956
2.01.08.02	Other accounts payable	42,027	45,697	44,511
2.02	Noncurrent liabilities	5,120,130	4,005,711	2,474,332
2.02.01	Long-term liabilities	5,120,130	4,005,711	2,474,332
2.02.01.01	Loans	4,971,637	3,862,226	2,386,522
2.02.01.02	Debenture	0	0	0
2.02.01.03	Provision	0	0	0
2.02.01.04	Debts with affiliated companies	0	0	0
2.02.01.06	Others	148,493	143,485	87,810
2.02.01.06.01	Deferred income tax and social contribution	2,292	5,444	1,384
2.02.01.06.02	Provision for contingencies	64,193	49,922	44,737
2.02.01.06.03	Other accounts payable	82,008	88,119	41,689
2.02.02	Deferred income	0	0	0
2.04	Shareholders' Equity	2,247,015	2,713,591	2,457,151
2.04.01	Capital	1,500,000	1,500,000	1,100,000
2.04.02	Capital reserves	84,491	84,574	84,879
2.04.02.01	Special restatement of subsidiary-Law 8200/91	83,986	83,986	83,986
2.04.02.02	Fiscal incentive	505	588	893
2.04.03	Revaluation Reserves	81,016	83,117	85,220
2.04.03.01	Own assets	81,016	83,117	85,220
2.04.03.02	Subsidiary	0	0	0
2.04.04	Revenue reserves	581,817	1,052,182	1,190,672
2.04.04.01	Legal	143,022	143,022	111,951
2.04.04.02	Statutary	518,605	982,861	1,104,600
2.04.04.03	Contingency	0	0	0
2.04.04.04	Unrealized revenue	0	0	0
2.04.04.07	Others	(79,810)	(73,701)	(25,879)
2.04.04.07.01	Treasury stock	(79,810)	(73,701)	(25,879)
2.04.05	Valuation adjustments to shareholdrs'equity	(309)	(6,282)	0
2.04.05.02	Exchange rate changes on foreign investment	(309)	(6,282)	0
2.04.06	Retained earnings/accumulated deficit	0	0	(3,620)

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

03.01 - STATEMENT OF INCOME (In thousands of Brasilian Reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 12/31/2008	3 - 01/01/2007 12/31/2007	4 - 01/01/2006 12/31/2006
3.01	Gross revenue	3,691,511	3,341,081	3,636,520
3.02	Deduction gross revenue	(602,571)	(555,592)	(521,014)
3.03	Net sales	3,088,940	2,785,489	3,115,506
3.04	Cost of products and/or services sold	(2,472,127)	(2,132,896)	(2,420,997)
3.05	Gross profit	616,813	652,593	694,509
3.06	Operating expenses/income	(1,216,572)	146,681	(121,895)
3.06.01	Selling	(315,988)	(261,680)	(268,385)
3.06.02	Administrative	(180,884)	(176,621)	(173,433)
3.06.03	Financial	(907,598)	349,997	129,436
3.06.03.01	Income	300,513	234,857	345,069
3.06.03.02	Expenses	(1,208,111)	115,140	(215,633)
3.06.04	Other operating income	48,952	8,675	38,911
3.06.05	Other operating expenses	(31,159)	(5,649)	(78,123)
3.06.06	Equity accouting adjustments	170,105	231,959	229,699
3.07	Operating results	(599,759)	799,274	572,614
3.08	Non-operating income/expenses	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	0
3.09	Result before inc. tax, contribution and holdings	(599,759)	799,274	572,614
3.10	Provision for income tax and social contribution	251,113	(139,600)	(5,192)
3.11	Deferred income tax	0	(56,051)	(93,930)
3.12	Holdings and statutary contribution	0	0	0
3.12.01	Holdings	0	0	0
3.12.02	Contributions	0	0	0
3.13	Interest on awn capital	0	0	0
3.15	Net income/loss	(348,646)	603,623	473,492
	Number of shares (thousands) ex-treasury stock	900,775	902,683	911,926
	Profit per share		0.66870	0.51922
	Loss per share	(0.38705)		

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

04.01 - STATEMENT OF CASH FLOWS (In thousands of Brasilian Reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 12/31/2008	3 - 01/01/2007 12/31/2007	4 - 01/01/2006 12/31/2006
4.01	Cash flows from operating activities	(307,726)	133,900	448,233
4.01.01	Net cash provided by operating activities	443,454	378,533	552,915
4.01.01.01	Net income (loss)	(348,646)	603,623	473,492
4.01.01.02	Depreciation and depletion	390,636	225,136	225,302
4.01.01.03	Loss on sale of assets	(2,296)	4,354	(3,441)
4.01.01.04	Deferred income and social contribution taxes	(251,113)	56,051	93,930
4.01.01.05	Interest and exchange variation on loans and financing	1,113,429	(156,353)	176,668
4.01.01.06	Interest paid	(297,212)	(286,377)	(219,304)
4.01.01.07	Equity in subsidiaries	(170,105)	(231,959)	(284,829)
4.01.01.08	Gain on interest in investments	(48,952)	0	0
4.01.01.09	Results received from subsidiaries	45,226	162,781	206,414
4.01.01.10	Recognition (reversal) of reserve for contingencies and other	12,487	1,277	(40,380)
4.01.01.11	Tax credit available for offset	0	0	(74,937)
4.01.02	(Decrease) Increase in assets and liabilities	(751,180)	(244,633)	(104,682)
4.01.02.01	Trade accounts receivable	(278,510)	(49,980)	(108,661)
4.01.02.02	Inventories	(94,386)	(63,092)	(11,181)
4.01.02.03	Recoverable taxes	(96,828)	(251,743)	15,701
4.01.02.04	Prepaid expenses	(1,956)	(11,979)	(8,185)
4.01.02.05	Other receivables	(15,514)	(45,333)	7,303
4.01.02.06	Trade accounts payable	(210,390)	103,677	21,928
4.01.02.07	Other taxes	(2,894)	18,027	123
4.01.02.08	Provision for income and social contribution taxes	(24,676)	9,316	(22,293)
4.01.02.09	Salaries, vacation and payroll charges	(9,080)	4,790	13,153
4.01.02.10	Other payables	(16,946)	41,684	(12,570)
4.02	Net cash used in investing activities	(822,820)	(1,439,948)	(704,358)
4.02.01	Securities	(407,521)	0	0
4.02.02	Purchase of property, plant and equipment	(380,069)	(1,372,802)	(701,535)
4.02.03	Increase in intangible assets	(7,414)	(58,000)	
4.02.04	Sale of property, plant and equipment	6,648	0	19,569
4.02.05	Escrow deposits	7,617	8,962	(10,857)
4.02.06	Capital contribution affecting cash	(48,124)	(20,684)	0
4.02.07	Others	6,043	2,576	(11,535)
4.03	Net cash provided by financing activities	286,040	1,145,702	1,494,151
4.03.01	Borrowings	749,694	2,056,742	1,982,885
4.03.02	Repayment of loans	(220,548)	(580,214)	(744,512)
4.03.03	Buyback of shares	(6,109)	(47,822)	(25,879)
4.03.04	Dividends paid	(236,997)	(283,004)	(192,384)
4.03.05	Adjustments for first-time adoption of Law 11638/07	0	0	474,041
4.05	Increase (decrease) in cash and cash equivalents	(844,506)	(160,346)	1,238,026
4.05.01	Cash and cash equivalents at beginning of year	2,076,063	2,236,409	998,383
4.05.02	Cash and cash equivalents at end of the period	1,231,557	2,076,063	2,236,409

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

05.01 - STATEMENT OF CHANGES IN STOCKHOLDERS'EQUITY - FROM 01/01/2008 AT 12/31/2008 (In thousands of Brasilian Reais - R$)

1 - CODE	2 - DESCRIPTION	3 - Capital	4 - Capital Reserves	5 - Revaluation Reserves	6 - Revenue Reserves	7 - Acummulated Earnings/Losses	8 - Valuation adjustments to shareholders'equity	9 - Total Share-holders'Equity
5.01	Inicial balance	1,500,000	84,574	83,117	1,052,182		(6,282)	2,713,591
5.02	Prior year adjustments							
5.03	Inicial balance adjustments	1,500,000	84,574	83,117	1,052,182		(6,282)	2,713,591
5.04	Net income (loss) for the year					(348,646)		(348,646)
5.05	Apropriation				(464,256)	347,261		(116,995)
5.05.01	Dividends				(116,995)			(116,995)
5.05.03	Otherts				(347,261)	347,261		
5.07	Valuation adjustments to shareholdrs'equity						5,973	5,973
5.07.02	Exchange rate changes on foreign investment						5,973	5,973
5.12	Otherts		(83)	(2,101)	(6,109)	1,385		(6,908)
5.09	Final balance	1,500,000	84,491	81,016	581,817		(309)	2,247,015

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS'EQUITY - FROM 01/01/2007 AT 12/31/2007 (In thousands of Brasilian Reais - R$)

1 - CODE	2 - DESCRIPTION	3 - Capital	4 - Capital Reserves	5 - Revaluation Reserves	6 - Revenue Reserves	7 - Acummulated Earnings/Losses	8 - Valuation adjustments to shareholders'equity	9 - Total Share-holders'Equity
5.01	Inicial balance	1,100,000	84,879	85,220	1,190,672	(3,620)		2,457,151
5.02	Prior year adjustments							
5.03	Inicial balance adjustments	1,100,000	84,879	85,220	1,190,672	(3,620)		2,457,151
5.04	Net income (loss) for the year					603,623		603,623
5.05	Apropriation				308,388	(601,391)		(293,003)
5.05.01	Dividends					(293,003)		(293,003)
5.05.03	Otherts				308,388	(308,388)		
5.07	Valuation adjustments to shareholdrs'equity						(6,282)	(6,282)
5.07.02	Exchange rate changes on foreign investment						(6,282)	(6,282)
5.08	Increase/decrease of capital	400,000	(891)		(399,109)			
5.12	Otherts		586	(2,103)	(47,769)	1,388		(47,898)
5.12.01	Income tax incentives		586			(586)		
5.12.02	Own assets			(2,103)		2,103		
5.12.03	Income tax for realization of revaluation reserves					(129)		(129)
5.12.04	Acquisition of shares				(47,822)			(47,822)
5.12.05	Others				53			53
5.09	Final balance	1,500,000	84,574	83,117	1,052,182		(6,282)	2,713,591

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

05.03 – STATEMENT OF CHANGES IN STOCKHOLDERS'EQUITY – FROM 01/01/2006 AT 12/31/2006 (In thousands of Brasilian Reais - R$)

1 - CODE	2 - DESCRIPTION	3 - Capital	4 - Capital Reserves	5 - Revaluation Reserves	6 - Revenue Reserves	7 - Acummulated Earnings/Losses	8 - Valuation adjustments to shareholders'equity	9 - Total Share-holders'Equity
5.01	Inicial balance	1,100,000	84,525	87,399	972,738			2,244,662
5.02	Prior year adjustments							
5.03	Inicial balance adjustments	1,100,000	84,525	87,399	972,738			2,244,662
5.04	Net income (loss) for the year					473,492		473,492
5.05	Apropriation				243,813	(474,930)		(231,117)
5.05.01	Dividends					(231,117)		(231,117)
5.05.03	Otherts				243,813	(243,813)		
5.12	Otherts		354	(2,179)	(25,879)	(2,182)		(29,886)
5.12.01	Own assets			(2,179)		2,179		
5.12.02	Income tax for realization of revaluation reserves					(741)		(741)
5.12.03	Income tax incentives		354					354
5.12.04	Acquisition of shares				(25,879)			(25,879)
5.12.05	Adjustments for first-time adoption of Law 11638/07					(3,620)		(3,620)
5.09	Final balance	1,100,000	84,879	85,220	1,190,672	(3,620)		2,457,151

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

06.01 - STATEMENTS OF VALUE ADDED (In thousands of Brasilian Reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
6.01	Revenues	3,839,821	3,474,122	3,234,776
6.01.01	Sales of goods, products and services	3,844,061	3,475,953	3,235,452
6.01.04	Allowance for doubtful accounts	(4,240)	(1,831)	(676)
6.02	Inputs purchased from third parties	(2,665,199)	(2,347,198)	(2,132,912)
6.02.01	Cost of products and services	(1,926,867)	(1,421,101)	(1,409,473)
6.02.02	Materials, energy, outside services and other	(738,332)	(926,097)	(723,439)
6.03	Gross value added	1,174,622	1,126,924	1,101,864
6.04	Retentions	(390,636)	(225,136)	(225,302)
6.04.01	Depreciation, amortization and depletion	(390,636)	(225,136)	(225,302)
6.05	Net value added generated by the Company	783,986	901,788	876,562
6.06	Value added received in transfer	470,618	870,296	586,524
6.06.01	Equity in subsidiaries	170,105	231,959	284,829
6.06.02	Financial income	300,513	638,337	301,695
6.07	Total value added for distribution	1,254,604	1,772,084	1,463,086
6.08	Distribution of value added	1,254,604	1,772,084	1,463,086
6.08.01	Payroll and related charges	362,039	353,085	341,001
6.08.01.01	Salaries and wages	274,575	269,423	260,573
6.08.01.02	Benefits	63,183	59,688	58,845
6.08.01.03	Severance pay fund (FGTS)	24,281	23,974	21,583
6.08.02	Taxes payable	284,213	554,461	465,897
6.08.02.01	Federal	238,850	487,475	352,324
6.08.02.02	Estate	38,191	64,018	108,495
6.08.02.03	Municipal	7,172	2,968	5,078
6.08.03	Third parties	1,208,111	260,915	182,696
6.08.03.01	Interest	445,043	240,155	169,404
6.08.03.03	Other	763,068	20,760	13,292
6.08.04	Shareholders	(599,759)	603,623	473,492
6.08.04.02	Dividends on net income	0	293,003	231,117
6.08.04.03	Retained earnings (accumulated losses) for the year	(599,759)	310,620	242,375

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

07.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brasilian Reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
1	Assets	8,242,200	7,778,382	6,119,832
1.01	Current assets	3,180,419	3,017,821	3,142,443
1.01.01	Available funds	1,702,698	2,098,641	2,290,181
1.01.01.01	Cash and banks	104,586	224,221	31,618
1.01.01.02	Temporary cash investments	1,190,591	1,874,420	2,258,563
1.01.01.03	Securities	407,521		
1.01.02	Credits	633,080	434,357	388,358
1.01.02.01	Accounts receivable	633,080	434,357	388,358
1.01.02.02.01	Trade accounts receivable	669,143	550,256	542,478
1.01.02.02.02	Discounted export and trade receivables	(17,832)	(89,452)	(126,763)
1.01.02.02.03	Allowance for doubtful accounts	(18,231)	(26,447)	(27,357)
1.01.03	Inventories	437,092	336,146	275,956
1.01.04	Others	407,549	148,677	187,948
1.01.04.01	Taxes and contributions recoverable	326,969	66,516	128,963
1.01.04.02	Prepaid expenses	12,477	12,421	9,666
1.01.04.03	Prepaid expenses company	18,790	15,473	7,434
1.01.04.04	Other accounts receivable	49,313	54,267	41,885
1.02	Noncurrent assets	5,061,781	4,760,561	2,977,389
1.02.01	Long-term receivables	706,397	585,634	309,180
1.02.01.01	Credits	0	0	0
1.02.01.02	Credit with affiliated companies	2,125	0	0
1.02.01.03	Others	704,272	585,634	309,180
1.02.01.03.01	Deferred income tax and social contribution	314,062	70,786	111,776
1.02.01.03.02	Escrow deposits	79,793	84,574	93,529
1.02.01.03.03	Other recoverables taxes	206,514	367,482	52,278
1.02.01.03.04	Prepaid expenses	5,105	6,574	5,324
1.02.01.03.05	Other accounts receivable	98,798	56,218	46,273
1.02.02	Permanent assets	4,355,384	4,174,927	2,668,209
1.02.02.01	Investments	8,700	8,815	2,634
1.02.02.01.03	In subsidiary	10	311	510
1.02.02.01.04	Goodwill	0	0	0
1.02.02.01.05	Others	8,690	8,504	2,124
1.02.02.02	Property, plant and equipment	4,299,443	4,107,957	2,665,420
1.02.02.03	Intangible assets	47,241	58,155	155

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

07.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (In thousands of Brasilian Reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
2	Liabilities and stockholders'equity	8,242,200	7,778,382	6,119,832
2.01	Current liabilities	843,368	926,984	1,072,586
2.01.01	Loans	479,262	243,309	285,548
2.01.02	Debenture	0	0	320,552
2.01.03	Supplier, contractors and carriers	215,546	373,463	212,514
2.01.04	Taxes and contribution payable	42,916	73,608	33,473
2.01.04.01	Taxes payable	42,152	42,483	24,239
2.01.04.02	Provision income tax and social contribution	764	31,125	9,234
2.01.05	Dividends payable	0	120,002	110,003
2.01.06	Provision	0	0	0
2.01.07	Debts with affiliated companies	1,816	1,566	1,504
2.01.08	Others	103,828	115,036	108,992
2.01.08.01	Salaries, vacation pay and payroll charges	59,661	69,350	64,482
2.01.08.02	Other accounts payable	44,167	45,686	44,510
2.02	Noncurrent liabilities	5,123,843	4,009,442	2,477,842
2.02.01	Long-term liabilities	5,123,843	4,009,442	2,477,842
2.02.01.01	Loans	4,971,637	3,862,226	2,386,522
2.02.01.02	Debenture	0	0	0
2.02.01.03	Provision	0	0	0
2.02.01.06	Others	152,206	147,216	91,320
2.02.01.06.01	Deferred income tax and social contribution	2,292	5,444	1,384
2.02.01.06.02	Provision for contingencies	64,193	49,922	44,737
2.02.01.06.03	Other accounts payable	85,721	91,850	45,199
2.03	Minority interest in subsidiary	27,974	128,365	112,253
2.04	Shareholders' Equity	2,247,015	2,713,591	2,457,151
2.04.01	Capital	1,500,000	1,500,000	1,100,000
2.04.02	Capital reserves	84,491	84,574	84,879
2.04.02.01	Special restatement of subsidiary-Law 8200/91	83,986	83,986	83,986
2.04.02.02	Fiscal incentive	505	588	893
2.04.03	Revaluation Reserves	81,016	83,117	85,220
2.04.03.01	Own assets	81,016	83,117	85,220
2.04.03.02	Subsidiary	0	0	0
2.04.04	Revenue reserves	581,817	1,052,182	1,190,672
2.04.04.01	Legal	143,022	143,022	111,951
2.04.04.02	Statutary	518,605	982,861	1,104,600
2.04.04.03	Contingency	0	0	0
2.04.04.04	Unrealized revenue	0	0	0
2.04.04.07	Others	(79,810)	(73,701)	(25,879)
2.04.04.07.01	Treasury stock	(79,810)	(73,701)	(25,879)
2.04.05	Valuation adjustments to shareholdrs'equity	(309)	(6,282)	0
2.04.05.02	Exchange rate changes on foreign investment	(309)	(6,282)	0
2.04.06	Retained earnings/accumulated deficit	0	0	(3,620)

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

08.01 - CONSOLIDATED STATEMENT OF INCOME (In thousands of Reais- R$)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 12/31/2008	3 - 01/01/2007 12/31/2007	4 - 01/01/2006 12/31/2006
3.01	Gross revenue	3,714,242	3,365,195	3,246,655
3.02	Deduction gross revenue	(617,662)	(568,753)	(533,857)
3.03	Net sales	3,096,580	2,796,442	2,712,798
3.04	Cost of products and/or services sold	(2,286,667)	(1,870,122)	(1,749,944)
3.05	Gross profit	809,913	926,320	962,854
3.06	Operating expenses/income	(1,390,260)	(101,481)	(362,476)
3.06.01	Selling	(318,333)	(264,241)	(270,651)
3.06.02	Administrative	(185,727)	(180,795)	(176,417)
3.06.03	Financial	(905,208)	350,902	132,028
3.06.03.01	Income	306,472	238,351	352,421
3.06.03.02	Expenses	(1,211,680)	112,551	(220,393)
3.06.04	Other operating income	48,952	0	41,430
3.06.05	Other operating expenses	(29,706)	(7,147)	(88,461)
3.06.06	Equity accouting adjustments	(238)	(200)	(405)
3.07	Operating results	(580,347)	824,839	600,378
3.08	Non-operating income/expenses	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	0
3.09	Result before inc. tax, contribution and holdings	(580,347)	824,839	600,378
3.10	Provision for income tax and social contribution	(10,198)	(150,176)	(16,023)
3.11	Deferred income tax	251,113	(56,051)	(96,714)
3.12	Holdings and statutary contribution	0	0	0
3.12.01	Holdings	0	0	0
3.12.02	Contributions	0	0	0
3.13	Interest on awn capital	0	0	0
3.14	Minority interest	(9,214)	(14,989)	(14,149)
3.15	Net income/loss	(348,646)	603,623	473,492
	Number of shares (thousands) ex-treasury stock	900,775	902,683	911,926
	Profit per share		0.66870	0.51922
	Loss per share	(0.38705)		

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

09.01 - CONSOLIDATED STATEMENT OF CASH FLOWS (In thousands of Reais- R$)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 12/31/2008	3 - 01/01/2007 12/31/2007	4 - 01/01/2006 12/31/2006
4.01	Cash flows from operating activities	(109,585)	239,645	628,106
4.01.01	Net cash provided by operating activities	593,868	462,291	662,889
4.01.01.01	Net income (loss)	(348,646)	603,623	473,492
4.01.01.02	Depreciation and depletion	403,698	243,892	242,860
4.01.01.03	Loss on sale of assets	(2,163)	(11,905)	(3,537)
4.01.01.04	Deferred income and social contribution taxes	(251,113)	56,051	96,714
4.01.01.05	Interest and exchange variation on loans and financing	1,113,429	(156,353)	177,352
4.01.01.06	Interest paid	(297,212)	(286,377)	(223,229)
4.01.01.07	Equity in subsidiaries	238	200	405
4.01.01.08	Gain on interest in investments	(48,952)	0	0
4.01.01.09	Minority interest	9,214	14,989	14,149
4.01.01.10	Recognition (reversal) of reserve for contingencies and other	15,375	(1,829)	(40,380)
4.01.01.11	Tax credit available for offset	0	0	(74,937)
4.01.02	(Decrease) Increase in assets and liabilities	(703,453)	(222,646)	(34,783)
4.01.02.01	Trade accounts receivable	(198,723)	(45,999)	(40,559)
4.01.02.02	Inventories	(102,249)	(61,363)	(21,018)
4.01.02.03	Recoverable taxes	(99,485)	(252,757)	15,637
4.01.02.04	Prepaid expenses	(1,904)	(12,044)	(9,302)
4.01.02.05	Other receivables	(37,186)	(19,504)	7,896
4.01.02.06	Trade accounts payable	(212,294)	93,253	36,423
4.01.02.07	Other taxes	(331)	18,244	123
4.01.02.08	Provision for income and social contribution taxes	(26,779)	10,761	(23,160)
4.01.02.09	Salaries, vacation and payroll charges	(9,689)	4,868	12,989
4.01.02.10	Other payables	(14,813)	41,895	(13,812)
4.02	Net cash used in investing activities	(919,267)	(1,578,010)	(787,761)
4.02.01	Securities	(407,521)	0	0
4.02.02	Purchase of property, plant and equipment	(524,524)	(1,547,987)	(784,868)
4.02.03	Increase in intangible assets	(7,414)	(58,000)	0
4.02.04	Sale of property, plant and equipment	6,648	16,447	19,650
4.02.05	Escrow deposits	7,501	8,955	(11,140)
4.02.06	Others	6,043	2,575	(11,403)
4.03	Net cash provided by financing activities	225,388	1,146,825	1,020,913
4.03.01	Borrowings	749,694	2,056,742	1,982,884
4.03.02	Repayment of loans	(220,548)	(580,214)	(744,512)
4.03.03	Capital contribution to subsidiaries by minority shareholders	0	7,781	804
4.03.04	Buyback of shares	(6,109)	(47,822)	(25,879)
4.03.05	Acquisition of minority interest in subsidiaries	(60,652)	0	0
4.03.06	Dividends paid	(236,997)	(283,004)	(192,384)
4.03.07	Adjustments for first-time adoption of Law 11638/07	0	(6,658)	0
4.05	Increase (decrease) in cash and cash equivalents	(803,464)	(191,540)	861,258
4.05.01	Cash and cash equivalents at beginning of year	2,098,641	2,290,181	1,428,923
4.05.02	Cash and cash equivalents at end of the period	1,295,177	2,098,641	2,290,181

01.01 - IDENTIFICATION

01-CVM Code	2 - Business Name	3 - CNPJ
01265-3	Klabin S.A.	89.637.490/0001-45

11.01 -CONSOLIDATED STATEMENTS OF VALUE ADDED (In thousands of Brasilian Reais- R$)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
6.01	Revenues	3,862,552	3,498,259	3,370,633
6.01.01	Sales of goods, products and services	3,866,792	3,500,090	3,371,466
6.01.04	Allowance for doubtful accounts	(4,240)	(1,831)	(833)
6.02	Inputs purchased from third parties	(2,465,222)	(2,072,055)	(1,945,679)
6.02.01	Cost of products and services	(1,739,103)	(1,169,168)	(1,174,120)
6.02.02	Materials, energy, outside services and other	(726,119)	(902,887)	(771,559)
6.03	Gross value added	1,397,330	1,426,204	1,424,954
6.04	Retentions	(403,698)	(243,892)	(242,860)
6.04.01	Depreciation, amortization and depletion	(403,698)	(243,892)	(242,860)
6.05	Net value added generated by the Company	993,632	1,182,312	1,182,094
6.06	Value added received in transfer	297,020	632,849	337,867
6.06.01	Equity in subsidiaries	(238)	(200)	(405)
6.06.02	Financial income	306,472	648,038	352,421
6.06.03	Others	(9,214)	(14,989)	(14,149)
6.07	Total value added for distribution	1,290,652	1,815,161	1,519,961
6.08	Distribution of value added	1,290,652	1,815,161	1,519,961
6.08.01	Payroll and related charges	369,229	363,606	352,350
6.08.01.01	Salaries and wages	276,147	272,862	265,676
6.08.01.02	Benefits	68,491	66,181	64,013
6.08.01.03	Severance pay fund (FGTS)	24,591	24,563	22,661
6.08.02	Taxes payable	309,502	578,340	495,683
6.08.02.01	Federal	264,139	498,705	382,110
6.08.02.02	Estate	38,191	76,667	108,495
6.08.02.03	Municipal	7,172	2,968	5,078
6.08.03	Third parties	1,211,680	269,592	198,436
6.08.03.01	Interest	441,701	242,992	185,256
6.08.03.03	Other	769,979	26,600	13,180
6.08.04	Shareholders	(599,759)	603,623	473,492
6.08.04.02	Dividends on net income	0	293,003	231,117
6.08.04.03	Retained earnings (accumulated losses) for the year	(599,759)	310,620	242,375